EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cape Fear Bank Corporation

We consent to the incorporation by reference in the registration statement No. 333-133533 on Form S-8 of Cape Fear Bank Corporation of our report dated March 20, 2007, with respect to the consolidated balance sheets of Cape Fear Bank Corporation and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the then ended, which report appears in the December 31, 2006 annual report on Form 10-K of Cape Fear Bank Corporation.

Greenville, North Carolina

March 29, 2007